SEC Mail Processing Section

MAR 01 2017

Washington DC
406

SEC

17008948

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-12645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington (City) Illinois (State) 61701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin (309)821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Managment Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/25/2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY Capital Management Company

Financial Statements and Supplementary Information

Year Ended December 31, 2016

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Stockholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplementary Information

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 14
Schedule II – Computation for Determination of Reserve Requirements Under Rule 17a-5(d) 15
Schedule III – Information Relating to Possession or Control of Securities Under Rule 17a-5(d) 16

Ernst & Young LLP
155 N Wacker Dr.
Chicago, IL 60606

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder of
COUNTRY Capital Management Company

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2017

COUNTRY Capital Management Company

Statement of Financial Condition

December 31, 2016

Assets	
Cash and cash equivalents	$ 931,708
Equity securities, trading, at fair value	2,182,596
Receivable due from parent and affiliates	48,233
Accounts receivable	131,347
Income taxes recoverable	132,581
Prepaid expenses	83,250
Other assets	8,779
Total assets	$ 3,518,494
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 387,198
Payable to parent and affiliates	316,414
Income taxes payable	170
Net deferred tax liability	58,231
Total liabilities	762,013
Stockholder's equity:	
Common stock, stated value $50 per share:	
Authorized, issued, and outstanding – 10,000 shares	500,000
Retained earnings	2,256,481
Total stockholder's equity	2,756,481
Total liabilities and stockholder's equity	$ 3,518,494

See accompanying notes.

COUNTRY Capital Management Company

Statement of Operations

Year Ended December 31, 2016

Revenues	
Marketing fees:	
Insurance sales	$ 4,743,478
Mutual fund sales	1,250,383
College savings plans	230,867
Service fees from parent	1,500,000
Investment income	47,591
Net gain on trading securities	84,418
Total revenues	7,856,737
Expenses	
Commission expense:	
Insurance sales	2,896,856
Mutual fund sales	741,417
College savings plans	134,444
General management services – affiliates	3,766,935
Professional services	19,744
Dues and assessments	10,368
Other	25,708
Total expenses	7,595,472
Income before income taxes	261,265
Income taxes:	
Current expense	113,300
Deferred benefit	(2,445)
Total income taxes	110,855
Net income	$ 150,410

See accompanying notes.

COUNTRY Capital Management Company

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2016

	Common Stock	Retained Earnings	Total
Balance, January 1, 2016	$ 500,000	$ 2,106,071	$ 2,606,071
Net income	–	150,410	150,410
Balance, December 31, 2016	$ 500,000	$ 2,256,481	$ 2,756,481

See accompanying notes.

COUNTRY Capital Management Company

Statement of Cash Flows

Year Ended December 31, 2016

Operating activities	
Net income	$ 150,410
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred tax benefit	(2,445)
Realized loss on sale of trading securities	11,394
Net unrealized gain on trading securities	(95,812)
Purchase of trading securities	(634,344)
Sale of trading securities	139,134
Change in due from parent and affiliates	2,366
Change in accounts receivable	(5,691)
Change in income taxes recoverable	22,582
Change in prepaid expenses	111,001
Change in other assets	(1,131)
Change in accounts payable and accrued expenses	78,861
Change in due to parent and affiliates	96,025
Change in income taxes payable	(13)
Net cash used in operating activities	(127,663)
Decrease in cash and cash equivalents	(127,663)
Cash and cash equivalents at beginning of year	1,059,371
Cash and cash equivalents at end of year	$ 931,708

See accompanying notes.

COUNTRY Capital Management Company

Notes to Financial Statements

December 31, 2016

1. Nature of Operations and Organization

Organization and Operations

COUNTRY Capital Management Company (COUNTRY Capital) is a wholly owned subsidiary of COUNTRY Life Insurance Company® (COUNTRY Life), which is a wholly owned subsidiary of the Illinois Agricultural Holding Co., which, in turn, is a subsidiary of the Illinois Agricultural Association.

COUNTRY Capital's primary business is to serve as a broker-dealer of mutual funds, variable annuities, variable universal life insurance, and college savings plans for the financial representatives of COUNTRY® Financial (COUNTRY). Marketing fees from variable annuity and variable universal life insurance products represented approximately 60% of total revenues in 2016. Marketing fees from mutual funds represented approximately 16% of total revenues in 2016 and are generated through the sales of mutual funds offered by unaffiliated brokers. Marketing fees from sales of college savings plans represented 3% of total revenues in 2016. Although COUNTRY Capital is registered in 27 states, its principal market is Illinois.

COUNTRY Capital is party to a service agreement with COUNTRY Life in recognition of the benefits provided to COUNTRY Life's agency force by the availability of compliant registered insurance and financial products. Under the terms of the service agreement, COUNTRY Life paid COUNTRY Capital an annual service fee of $1,500,000 in 2016. The service fees generated under this agreement accounted for 19% of COUNTRY Capital's total revenues in 2016.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include cash balances and investments with initial maturities of three months or less, including money market mutual funds. Money market mutual funds are valued based on the reported net asset value per share of the fund.

Marketing Fees

Marketing fees on insurance sales, mutual fund sales, and college savings plans are recognized as revenue on a trade-date basis as transactions occur.

Service Fee From Parent

The service fee from COUNTRY Life is earned ratably over the service period based on terms of the service agreement.

Investment Securities

The investment portfolio is classified as trading and carried at fair value. Changes in fair values of these securities are reported in earnings. Fair values of exchange traded funds and mutual funds are based upon quoted market prices.

In determining the cost basis of a security upon its sale, COUNTRY Capital uses the specific identification of that security's cost basis.

2. Significant Accounting Policies (continued)

Effect of New Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board issued new guidance on going concern. This guidance addresses the disclosure requirements of uncertainties about and entity's ability to continue as a going concern. In connection with preparing financial statements for each annual and interim reporting period, Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued. The Company adopted this guidance and prepared its going concern analysis. There are no conditions and events that raise substantial doubt about the Company's ability to continue as a going concern.

In May 2014, the Financial Accounting Standards Board issued new accounting guidance on revenue from contracts with customers, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principal of the new guidance is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. This new guidance is now effective for annual reporting periods beginning after December 15, 2017, with early adoption allowed for annual reporting periods beginning after December 15, 2016. The guidance permits two methods of transition upon adoption; full retrospective and modified retrospective. Under the full retrospective method, prior periods would be restated under the new revenue standard, providing a comparable view across all periods presented. Under the modified retrospective method, prior periods would not be restated. Rather, revenues and other disclosures for pre-2017 periods would be provided in the notes to the financial statements as previously reported under the current revenue standard. Management has elected to utilize the full retrospective method to implement this new guidance. Adoption of this new guidance is not expected to materially impact the pattern or timing of the Company's revenue recognition.

2. Significant Accounting Policies (continued)

In July 2016, the Financial Accounting Standards Board issued new accounting guidance on credit losses that changes the impairment model for most financial assets and certain other investments. The standard will replace today's incurred loss approach with an expected loss model for instruments measured at amortized cost and require entities to record allowances for available for sale debt securities rather than reduce the carrying amount. The standard requires entities to record a cumulative-effect adjustment to retained earnings the first reporting period in which the guidance is effective. This new guidance is effective in 2021. Management is currently reviewing the guidance, and the impact from its adoption on our financial statements cannot be determined at this time.

Subsequent Events

Subsequent events have been evaluated through February 27, 2016, the date at which the financial statements were available to be issued. Management is not aware of any events occurring subsequent to the preparation of the accompanying financial statements that would materially affect the amounts reported or which should be disclosed.

3. Investment Securities

COUNTRY Capital has a portfolio of trading securities which are carried at fair value based on quoted market prices, with changes in fair value reported in earnings.

The portion of trading gains and losses for the period related to trading securities still held at the reporting date is calculated as follows:

	2016
Equity securities:	
Net gain recognized on trading securities	$ 84,418
Less: net loss recognized during the period on trading securities sold during the period	(11,394)
Unrealized gain recognized during the reporting period on trading securities still held at the reporting date	$ 95,812

4. Fair Value of Financial Instruments

Assets and liabilities recorded at fair value in the accompanying balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy of inputs, as defined by Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, is as follows:

- Level I – Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.
- Level II – Inputs are other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.
- Level III – These are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

The following table summarizes fair value measurements, by level for the investment in equity securities measured at fair value on a recurring basis:

	Level I	Level II	Level III	Total
December 31, 2016				
Investments in exchange traded funds:				
Fixed income	$ 865,571	$ –	$ –	$ 865,571
U.S. equities	551,010	–	–	551,010
International equities	14,880	–	–	14,880
Investments in mutual funds:				
Fixed income	502,335	–	–	502,335
U.S. equities	36,249	–	–	36,249
International equities	212,551	–	–	212,551
Total	$ 2,182,596	$ –	$ –	$ 2,182,596

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, COUNTRY Capital is required to maintain a minimum amount of net capital equal to the greater of 6-2/3% of aggregate indebtedness or $100,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, COUNTRY Capital had net capital of $2,106,524 and net capital requirements of $100,000. COUNTRY Capital's ratio of aggregate indebtedness to net capital was 0.33 to 1.00 at December 31, 2016. The net capital rules may effectively restrict the payment of advances or cash dividends.

6. Related-Party Transactions

COUNTRY Capital is a party to a service agreement with CC Services, Inc., an affiliate, whereby CC Services, Inc. provides necessary management and operational services required to run its business. COUNTRY Capital recorded $3,660,524 in 2016 for the management and operational services provided by CC Services, Inc., which are included in general management services – affiliates in the accompanying statement of operations. As of December 31, 2016, amounts payable to CC Services, Inc. of $316,414 are included as payable to parent and affiliates in the accompanying statement of financial condition. COUNTRY Capital recorded $106,411 in 2016 for general management services provided by other affiliates which are included in general management services – affiliates in the accompanying statement of operations.

COUNTRY Capital brokers variable universal life and variable annuities for an affiliate, COUNTRY Investors Life Assurance Company. COUNTRY Capital earned commissions of $306,288 for brokering the products during 2016 which are included in marketing fees – insurance sales in the accompanying statement of operations. As of December 31, 2016, commissions receivable from COUNTRY Investors Life Assurance Company of $37,895 are included in receivable due from parent and affiliates in the accompanying statement of financial condition.

7. Income Taxes

COUNTRY Capital files a consolidated federal income tax return with the Illinois Agricultural Holding Company and its subsidiaries. The amount due to the Illinois Agricultural Holding Company for income taxes was $87,308 as of December 31, 2016. COUNTRY Capital has a written agreement which sets forth the manner in which the total combined federal income tax is allocated to each entity which is a party to the consolidation. As provided in Internal Revenue Service Regulation Section 1.1552-1(a)(2) as supplemented by the methodology in Section 1.1503-33(d)(3), allocation of the consolidated tax liability to each company of the consolidated group is based upon that company's separate return liability provide however that intercompany transactions which are deferred under a consolidated return, as well as losses incurred and credits utilized by the consolidated group shall be recognized. Such provisions shall be applied taking into account the subgroup method set forth in Treasury Regulation Section 1.1502-47 and the related limitations on utilizing a loss from a life or nonlife subgroup, as applicable, against the income of the other subgroup. Intercompany tax balances are settled within 30 days of the filing of the applicable estimated or actual consolidated federal income tax return.

The 2016 effective tax rate differs from the prevailing corporate tax rate due principally to the effect of state income taxes, the dividends received deduction, and prior year taxes. Deferred income taxes result from the deductibility of prepaid expenses.

The components of income tax expense for the year ended December 31, 2016 are as follows:

	Federal	State	Total
2016			
Current income tax expense	**$ 92,538**	**$ 20,762**	**$ 113,300**
Deferred income tax benefit	**(2,119)**	**(326)**	**(2,445)**
Income tax expense	**$ 90,419**	**$ 20,436**	**$ 110,855**

COUNTRY Capital made tax payments of $144,255 and received refunds of $53,524 in 2016.

The gross deferred tax liability at December 31, 2016 relates to prepaid expenses, accrued dividends, and unrealized gains on investments. The gross deferred tax assets at December 31, 2016 relate to unrealized losses on investments. At December 31, 2016, COUNTRY Capital had recorded gross deferred tax assets and liabilities of $8,321 and $66,552 respectively; and no valuation allowances.

COUNTRY Capital did not recognize any liability for uncertain tax positions.

7. Income Taxes (continued)

COUNTRY Capital classifies interest and penalties related to all tax matters in income tax expense. COUNTRY Capital has not accrued nor paid penalties or interest as of December 31, 2016.

COUNTRY Capital files tax returns in U.S. federal jurisdictions and multiple state jurisdictions. As of 2016, the tax years that remain subject to examination begin with 2013.

8. Commitments and Contingencies

COUNTRY Capital is occasionally a defendant in various legal actions. At December 31, 2016, COUNTRY Capital was not aware of any commitments or contingencies related to legal actions.

Supplementary Information

COUNTRY Capital Management Company

Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2016

Aggregate indebtedness		
Accounts payable and accrued expenses, payable to parent and affiliates, and income taxes payable		$ 703,782
Net capital		
Common stock		500,000
Retained earnings		2,256,481
Total stockholder's equity		2,756,481
Plus deferred tax liability		58,231
Less non-allowable assets:		
Disallowed receivables:		
Receivable due from parent and affiliates	$ 10,338	
Interest due and accrued	1,712	
Accounts receivable	131,347	
Income taxes recoverable	132,581	
Prepaid expenses	83,250	
Other assets	5,000	
Securities haircut	343,960	708,188
Net capital		$ 2,106,524
Capital requirements		
Minimum net capital requirement (greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 100,000
Net capital in excess of requirements		2,006,524
Net capital as above		$ 2,106,524
Ratio of aggregate indebtedness to net capital		0.33 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Part IIa filing as of December 31, 2016 submitted January 26, 2017.

COUNTRY Capital Management Company

Schedule II – Computation for Determination of Reserve Requirements Under Rule 17a-5(d)

December 31, 2016

COUNTRY Capital is exempt from the computation of reserve requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

COUNTRY Capital Management Company

Schedule III – Information Relating to Possession or Control of Securities Under Rule 17a-5(d)

December 31, 2016

COUNTRY Capital is exempt from the possession or control requirements under paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934.

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787
Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Stockholder of
COUNTRY Capital Management Company

We have audited the accompanying statement of financial condition of COUNTRY Capital Management Company (the Company) (a wholly owned subsidiary of COUNTRY Life Insurance Company), as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COUNTRY Capital Management Company at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2017

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of COUNTRY Capital Management Company

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, management of COUNTRY Capital Management Company, (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures, solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Building a better
working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/16 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY Capital Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1705 N. Towanda Avenue
(No. and Street)

Bloomington	Illinois	61701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Miles Kilcoin (309)821-2669
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Miles Kilcoin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY Capital Managment Company, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

OFFICIAL SEAL
DENISE L VERPLAETSE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/25/2018

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*